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SECURIT 15047920 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-25572

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 01/01/14 and ending 12/31/14

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PWMCO, LLC

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
1 South Wacker Drive, Suite 2920
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Benjamin Wilson (312) 341-9727
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

6601 North Avondale, Suite 200
(No. and Street)

Chicago	Illinois	60631
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Scott Pospisil**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of PWMCO, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

"OFFICIAL SEAL"
BENJAMIN WILSON
Notary Public, State of Illinois
My Commission Expires Mar. 22, 2015

Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Compliance Report.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PWMCO, LLC

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2014

PWMCO, LLC

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2014

DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
PWMCO, LLC

We have audited the accompanying statement of financial condition of PWMCO, LLC (the Company) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. PWMCO, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of PWMCO, LLC as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
February 20, 2015

Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
6601 N. Avondale Avenue, Suite 200 | Chicago, IL 60631

PWMCO, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash	$ 256,084
Receivables from broker/dealers and clearing organizations	29,022
Furniture and equipment, at cost (net of $100,792 accumulated depreciation)	22,106
Other assets	35,003
TOTAL ASSETS	$ 342,215

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES	
Accounts payable and accrued expenses	$ 25,446
Total Liabilities	$ 25,446
Member's Capital	$ 316,769
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 342,215

The accompanying notes are an integral part of this financial statement.

PWMCO, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2014

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - PWMCO, LLC (the "Company"), a limited liability company, was organized in the state of Delaware on January 15, 2003. The Company is registered as a broker/dealer and an investment advisor with the Securities and Exchange Commission and is also a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activities are the sale of securities and providing investment advice.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation - Depreciation of furniture and equipment is computed using the straight line method over a 5 and 7 year periods.

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 2 - AVAILABILITY OF FORM ADV PART II

The Company's Form ADV Part II is available to the Company's investment advisory clients upon request.

NOTE 3 - INCOME TAXES

As a single member limited liability company, the Company is not recognized for federal and state income tax purposes as a taxable entity. Therefore, income taxes are the responsibility of the individual member of the Company.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company's member is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2011.

NOTE 4 - CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

On June 25, 2014, the Company signed a contract with Charles Schwab ("Schwab") to transfer custody of all PWMCO client assets over to Schwab. Over the course of the next few months, the Company's customers signed new account agreements to allow this transfer. On October 29, 2014, a bulk transfer was made to Schwab for all of the customer accounts that were in good order. As the year came to a close, there were two customer accounts remaining at the Company. These accounts had no cash, but each held one corporate bond. With all of the cash transferred to Schwab, the Company made its final reserve calculation on December 31, 2014 showing a zero balance. The last bonds in the two remaining accounts were transferred on January 16, 2015.

NOTE 5 - INFORMATION PURSUANT TO FINRA CONDUCT RULE 2280

An investor brochure that includes information describing the FINRA's Public Disclosure Program of the Company will be made available to customers upon request. The FINRA Regulation Public Disclosure Program Hotline Number is (800) 289-9999. In addition, the FINRA Regulation Web Site address is www.finra.org.

NOTE 6 - LEASE AGREEMENT

The Company leases its office space under an operating agreement that expires January 2018. The minimum annual rent under this operating lease, exclusive of additional payments that may be required for certain increases in operating and maintenance costs, are as follows:

Year Ended December 31,	Total
2015	$ 29,029
2016	50,904
2017	52,177
2018	4,357
Total	$ 136,467

The total expenditure for the year ended December 31, 2014 relating to this office lease was $112,463.

NOTE 7 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority (FINRA), the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires that the Company maintain a ratio of aggregate indebtedness to net capital, as defined, not to exceed 1500%. In addition, net capital, as defined, shall not be less than $5,000. At December 31, 2014, net capital was $250,738 and required net capital was $5,000. The ratio of aggregate indebtedness to net capital was 10%.

Effective, December 15, 2014, FINRA granted the Company's application for continuing membership as a Mutual Funds (Application Basis Only) and 529 College Savings Plan Broker requiring net capital of $5,000 down from the previous $250,000 requirement for a self-clearing broker/dealer. The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph k(2)(i) of that rule. The Company will continue to act as an Investment Advisor.

NOTE 8 - RELATED PARTY INFORMATION

The Company is a single member limited liability company and is wholly owned by Mac-Per-Wolf Company. In addition, through common ownership and management, the Company is affiliated with Perkins Investment Management, LLC (PIM), a registered investment advisor. PIM was formerly known as Perkins, Wolf, McDonnell and Company, LLC. Pursuant to terms of a written agreement between the Company and PIM, the Company has incurred sub-advisory fees to PIM for the year ended December 31, 2014 totaling $534,671.

NOTE 9 - PROFIT-SHARING PLAN

The Company sponsors a profit-sharing plan that covers substantially all of its employees with 1,000 hours or more of service during the plan year. The profit-sharing plan contributions and expense for the year ended December 31, 2014 was $100,000.